Filed by First Merchants Corporation pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Ameriana Bancorp Commission Securities Exchange Act File No: 000-18392

[Ameriana Bank Logo] [First Merchants Bank Logo]

June 29, 2015

Ameriana Employees:

We are excited that Ameriana Bank is planning to join First Merchants Bank, and I would like to personally introduce you to our community banking family.

Headquartered in Muncie, Indiana, First Merchants Corporation is a $5.9 billion organization and the largest financial services holding company based in Central Indiana. We operate banks under the names First Merchants Bank, Lafayette Bank & Trust and Commerce National Bank, and a trust company, First Merchants Trust Company. Our focus has been on serving the needs of customers in communities like yours since 1893.

The boards of First Merchants Corporation and Ameriana Bancorp have approved an agreement to merge our two companies. Pending finalization, our combined company would have over 120 banking locations throughout 27 Indiana counties, as well as two counties in both Illinois and Ohio.

I believe you’ll find First Merchants to be a natural extension of the Ameriana Bank brand; we’re already neighbors. Our companies share a commitment to personal service, long-term customer relationships, community involvement and Midwestern values.

I’m convinced our planned partnership will prove to be mutually beneficial to our shareholders, communities, and customers, as well as you, our employees. Looking forward, the combined strength of our companies will allow us to offer you a wider array of services, more access and a better overall banking experience.

As one company, we will also be better positioned to provide opportunities for talented team members like you. First Merchants respects and values people as our competitive advantage, offering a competitive benefit package, family-friendly work environment, and a variety of learning and development opportunities. We also encourage, like Ameriana, volunteer efforts with paid time off Community Days as part of our First Merchants Serves program.

I’m sure you have questions about First Merchants and what this news means to you and your customers, and hope some of your questions will be answered in the enclosed materials or online at www.firstmerchants.com. We are still in the early stages of the process, but will continue to share information and timelines for integration, name changes, and platform changes as they become available. As we receive final approvals and prepare to combine our banks, rest assured that we will remain true to the principles both our companies were founded on: local decisions, customer focus, and community involvement.

We’re proud of our intent to continue our journey and commitment to community banking as new partners, and we look forward to welcoming you to the family.

Sincerely,
/s/ Michael C. Rechin
Michael C. Rechin
President and CEO
First Merchants Corporation

FORWARD-LOOKING STATEMENTS
This document and the exhibits hereto contain forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements can often, but not always, be identified by the use of words like “believe”, “continue”, “pattern”, “estimate”, “project”, “intend”, “anticipate”, “expect” and similar expressions or future or conditional verbs such as “will”, would”, “should”, “could”, “might”, “can”, “may”, or similar expressions. These forward-looking statements include, but are not limited to, statements relating to the expected timing and benefits of the proposed merger (the “Merger”) of Ameriana Bancorp, an Indiana corporation (“Ameriana Bancorp”) with and into First Merchants Corporation, an Indiana corporation (“First Merchants”), including future financial and operating results, cost savings, enhanced revenues, and accretion/dilution to reported earnings that may be realized from the Merger, as well as other statements of expectations regarding the Merger, and other statements of First Merchants’ goals, intentions and expectations; statements regarding First Merchants’ business plan and growth strategies; statements regarding the asset quality of First Merchants’ loan and investment portfolios; and estimates of First Merchants’ risks and future costs and benefits, whether with respect to the Merger or otherwise.
These forward-looking statements are subject to significant risks, assumptions and uncertainties that may cause results to differ materially from those set forth in forward-looking statements, including, among other things: the risk that the businesses of First Merchants and Ameriana Bancorp will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame; revenues following the Merger may be lower than expected; customer and employee relationships and business operations may be disrupted by the Merger; the ability to obtain required regulatory and shareholder approvals, and the ability to complete the Merger on the expected timeframe; possible changes in economic and business conditions; the existence or exacerbation of general geopolitical instability and uncertainty; the ability of First Merchants to integrate recent acquisitions and attract new customers; possible changes in monetary and fiscal policies, and laws and regulations; the effects of easing restrictions on participants in the financial services industry; the cost and other effects of legal and administrative cases; possible changes in the creditworthiness of customers and the possible impairment of collectability of loans; fluctuations in market rates of interest; competitive factors in the banking industry; changes in the banking legislation or regulatory requirements of federal and state agencies applicable to bank holding companies and banks like First Merchants’ affiliate bank; continued availability of earnings and excess capital sufficient for the lawful and prudent declaration of dividends; changes in market, economic, operational, liquidity, credit and interest rate risks associated with First Merchants’ business; and other risks and factors identified in First Merchants’ filings with the Securities and Exchange Commission (“SEC”).
First Merchants does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing. In addition, First Merchants’ and Ameriana Bancorp’s past results of operations do not necessarily indicate either of their anticipated future results, whether the Merger is effectuated or not.

ADDITIONAL INFORMATION FOR SHAREHOLDERS
This filing does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy vote or approval. The proposed Merger will be submitted to Ameriana Bancorp’s shareholders for their consideration. In connection with the proposed Merger, First Merchants will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement for Ameriana Bancorp and a Prospectus of First Merchants, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE CORRESPONDING PROXY STATEMENT-PROSPECTUS REGARDING THE MERGER WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, TOGETHER WITH ALL AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AS THEY WILL CONTAIN IMPORTANT INFORMATION. Once filed, you may obtain a free copy of the Proxy Statement- Prospectus, when it becomes available, as well as other filings containing information about First Merchants and Ameriana Bancorp, at the SEC’s website (http://www.sec.gov). You may also obtain these documents, free of charge, by accessing First Merchants’ website (http://www.firstmerchants.com) under the tab “Investors,” then under the heading “Financial Information,” and finally under the link “SEC Filings,” or by accessing Ameriana Bancorp’s website (http://www.ameriana.com) under the “Investor Relations” tab, then under the link “Documents”.
Ameriana Bancorp and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Ameriana Bancorp in connection with the proposed Merger.  Information about the directors and executive officers of First Merchants is set forth in the proxy statement for First Merchants’ 2015 annual meeting of stockholders, as filed with the SEC on a Schedule 14A on March 25, 2015. Information about the directors and executive officers of Ameriana Bancorp is set forth in the proxy statement for Ameriana Bancorp’s 2015 annual meeting of stockholders, as filed with the SEC on a Schedule 14A on April 17, 2015. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement-Prospectus regarding the proposed Merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.